UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CARDIUM THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

141916 10 6

(CUSIP Number of Class of Securities (Underlying Common Stock))

Dennis M. Mulroy

Chief Financial Officer

Cardium Therapeutics, Inc.

12255 El Camino Real, Suite 250

San Diego, California 92130

Telephone: (858) 436-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

James A. Mercer III, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$2,678,000	$190.95

*

Estimated solely for purposes of calculating the amount of the filing fee. Cardium Therapeutics, Inc., is offering certain holders of 10,271,480 of outstanding warrants, the opportunity to exchange such warrants for the shares of common stock of Cardium Therapeutics, Inc., by tendering three warrants in exchange for one share of common stock. The amount of the filing fee assumes that all outstanding warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction. The transaction value was calculated based on the Black-Scholes Option Pricing Model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Cardium Therapeutics, Inc., a Delaware corporation (“Cardium Therapeutics” or the “Company”), to exchange (the “Warrant Exchange”) certain outstanding warrants dated March 9, 2007, November 5, 2008 and November 10, 2008 that contain unlimited “down round” price protection (the “Eligible Warrants”). The Eligible Warrants may be exchanged for shares Cardium Therapeutics’ common stock, par value $0.0001, upon the terms and subject to the conditions set forth in the Offer to Exchange dated December 2, 2010 (the “Offer to Exchange”). This document, as it may be amended or supplemented from time to time, is attached to this Schedule TO as Exhibit (a)(1)(A).

The information in the Offer to Exchange, including all schedules to the Offer to Exchange, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Cardium Therapeutics, Inc. is the issuer of the securities subject to the Warrant Exchange. The address of the Company’s principal executive office is 12255 El Camino Real, Suite 250, San Diego, California 92130, and the telephone number at that address is (858) 436-1000.

(b)	Securities.

The subject class of securities consists of Cardium’s outstanding warrants to purchase common stock dated March 9, 2007, November 5, 2008 and November 10, 2008 that have unlimited “down round” price protection. There are 10,271,480 Eligible Warrants outstanding. The actual number of shares of common stock that will be issued will depend on the number of Eligible Warrants tendered and accepted for exchange and cancelled. If all outstanding Eligible Warrants are tendered an aggregate of 3,423,854 shares of common stock will be issued in connection with the Warrant Exchange. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet,” and the sections under the captions “The Offer – Number of warrants; expiration date,” “The Offer – Acceptance of warrants for exchange and issuance of common stock,” and “The Offer – Source and amount of consideration” are incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer – Price range of shares underlying the warrants” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange under the Caption “The Offer – Interests of directors and officers; transactions and arrangements concerning the warrants” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the captions “The Offer – Eligible Warrants,” “The Offer – Number of warrants; expiration date,” “The Offer – Procedures for electing to exchange warrants,” “The Offer – Withdrawal rights and change of election,” “The Offer – Acceptance of warrants for exchange and issuance of common stock,” “The Offer – Conditions of the offer,” “The Offer – Price range of shares underlying the warrants,” “The Offer – Source and amount of consideration,” “The Offer – Status of warrants acquired by us in the offer; accounting consequences of the offer,” “The Offer – Legal matters; regulatory approvals,” “The Offer – Material U.S. federal income tax consequences,” and “The Offer – Extension of offer; termination; amendment,” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer – Interests of directors and officers; transactions and arrangements concerning the warrants” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer – Interests of directors and officers; transactions and arrangements concerning the warrants” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer – Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer – Acceptance of warrants for exchange and issuance of common stock” and “The Offer – Status of warrants acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer – Source and amount of consideration” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer – Interests of directors and officers; transactions and arrangements concerning the warrants” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer – Interests of directors and officers; transactions and arrangements concerning the warrants” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The issuer has agreed to compensate brokers and dealers who facilitate the exchange offer at the rate of $0.02 per share of common stock issued in connection with eligible warrants tendered and accepted for cancellation.

Item 10.	Financial Statements.

(a)	Financial Information.

The Company’s financial information included under Part II, Item 8 on pages 36 to 62 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 13, 2009 and under Part I, Item 1 on pages 1 to 11 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 is incorporated herein by reference and is available for review on the Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.cardiumthx.com.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer – Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange Certain Outstanding Warrants for Common Stock, dated December 2, 2010.

(a)(1)(B)*	Form of Election Form/Notice of Withdrawal Form/Change of Election Form.

(a)(1)(C)*	Form of Confirmation of Withdrawal Form.

(a)(1)(D)*	Form of Confirmation to holders who elect to participate in the Warrant Exchange program.

(a)(1)(E)*	Form of cover letter from Christopher J. Reinhard, Chairman and Chief Executive Officer of Cardium Therapeutics, Inc., dated December 2, 2010.

(b)	Not applicable.

(d)(1)+	Form of warrant to purchase common stock issued on March 9, 2007.

(d)(2)++	Form of warrant to purchase common stock issued on November 5, 2008 and November 10, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
+	Incorporated by reference to Exhibit 4.1 to Form 8-K filed March 6, 2007.
++	Incorporated by reference to Exhibit 4.2 to Form 8-K filed November 13, 2008.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CARDIUM THERAPEUTICS, INC.

/s/ DENNIS M. MULROY
Dennis M. Mulroy Chief Financial Officer

December 2, 2010

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange Certain Outstanding Warrants for Common Stock, dated December 2, 2010.

(a)(1)(B)*	Form of Election Form/Notice of Withdrawal Form/Change of Election Form.

(a)(1)(C)*	Form of Confirmation of Withdrawal Form.

(a)(1)(D)*	Form of Confirmation to holders who elect to participate in the Warrant Exchange program.

(a)(1)(E)*	Form of cover letter from Christopher J. Reinhard, Chairman and Chief Executive Officer of Cardium Therapeutics, Inc., dated December 2, 2010.

(b)	Not applicable.

(d)(1)+	Form of warrant to purchase common stock issued on March 9, 2007.

(d)(2)++	Form of warrant to purchase common stock issued on November 5, 2008 and November 10, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
+	Incorporated by reference to Exhibit 4.1 to Form 8-K filed March 6, 2007.
++	Incorporated by reference to Exhibit 4.2 to Form 8-K filed November 13, 2008.